Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     March __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     UNISOURCE ENERGY CORPORATION     (70-[___])
     ----------------------------

     UniSource Energy Corporation ("UniSource Energy"), an Arizona corporation whose principal business address is at One South Church Avenue, Suite 100, Tucson, Arizona, 85701, has filed an Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition, directly or indirectly, of all of the issued and outstanding common stock of one or more newly formed Arizona corporations (each a "New Utility Company," and together the "New Utility Companies"). UniSource Energy states that it intends to organize the New Utility Company(ies) to serve as the corporate vehicle(s) through which UniSource Energy will acquire the operating electric and gas utility properties of Citizens Communications Company ("Citizens") that are located in Arizona (the "Transaction"). As part of the Application/Declaration, UniSource Energy is also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act finding that, following completion of the Transaction, UniSource Energy and its subsidiary companies as such will be entitled to an exemption from all provisions of the Act, except Section 9(a)(2).

     UniSource Energy is an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.(1) UniSource Energy owns substantially all of the issued and outstanding common stock of Tucson Electric Power Company ("TEP"), also an Arizona corporation, which provides electric utility service to over 350,000 customers in a 1,155 square-mile area of southeastern Arizona, including the City of Tucson, and two direct non-utility subsidiaries, Millennium Energy Holdings, Inc. and UniSource Energy Development Company. TEP is subject to regulation by the Arizona Corporation Commission ("ACC") with respect to retail electric rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the Federal Energy Regulatory Commission ("FERC") with respect to wholesale electric rates and electric transmission service.

     For the twelve months ended December 31, 2001, UniSource Energy reported consolidated operating revenues of $1.4 billion, more than 99% of which were derived from retail and wholesale sales of electricity and related transmission and distribution services. At September 30, 2002, UniSource Energy had $2.7 billion in total assets, including total net utility plant of $1.7 billion.

     Citizens, a Delaware corporation, operates as an electric and gas utility in Arizona through two operating divisions. Through its Arizona Electric Division, Citizens provides electric service to approximately 77,500 customers in most of Mohave County in northwest Arizona and in all of Santa Cruz County in southeast Arizona between TEP's service area and the U.S.-Mexico border. Through its Arizona Gas Division, Citizens provides natural gas service to approximately 125,000 customers in most of northern Arizona, including portions of Mohave, Yavapai, Coconino, Navajo, Greenlee, and Apache Counties, as well as Santa Cruz County in southeast Arizona. Citizens owns generating units in Arizona having a total capacity of about 47 MW. Citizens' Arizona electric transmission and distribution system consists of approximately 56 circuit-miles of 115 kV transmission lines, 229 circuit-miles of 69 kV transmission lines, and 3,116 circuit-miles of underground and overhead distribution lines. Citizens also owns 38 substations having a total installed transformer capacity of 1,077,300 kVA. Citizens' Arizona gas transmission and distribution system consists of approximately 168 miles of steel transmission mains, 2,459 miles of steel and plastic distribution mains, and 127,015 customer service lines. Citizens is

----------

     (1) See Statement, dated February 28, 2002, on Form U-3A-2 filed by UniSource Energy in File No. 69-427.

subject to regulation in Arizona by the ACC with respect to retail electric and gas rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the FERC with respect to wholesale power sales and interstate transmission service.

     Citizens and UniSource Energy have entered into separate Asset Purchase Agreements, each dated October 29, 2002, relating to the purchase of Citizens' electric and gas utility businesses in Arizona. Under the terms of the Asset Purchase Agreement relating to Citizens' electric utility business, Citizens has agreed to sell and UniSource Energy has agreed to purchase all of the assets (subject to certain stated exceptions) used by Citizens in connection with or otherwise necessary for the conduct of its electric utility business in Arizona (the "Electric Assets"). Under the terms of the Asset Purchase Agreement relating to Citizens' gas utility business, Citizens has agreed to sell and UniSource Energy has agreed to purchase all of the assets (subject to certain stated exceptions) used by Citizens in connection with or otherwise necessary for the conduct of its gas utility business in Arizona (the "Gas Assets"). UniSource Energy has agreed to pay Citizens $92 million in cash for the Electric Assets and $138 million in cash for the Gas Assets, subject in each case to adjustment based on the date on which the Transaction closes and on the amount of certain assets and liabilities associated with the purchased assets at the time of closing. UniSource Energy will not assume Citizens' obligations under existing industrial development revenue bonds that were issued to finance portions of the purchased assets. Citizens will remain liable on these obligations.

     UniSource Energy states that it may either combine the purchased assets in one New Utility Company or keep the Electric Assets and Gas Assets separate in two different New Utility Companies. (Solely for the sake of convenience, the New Utility Companies are referred to in the plural). UniSource Energy further states that it will either acquire and hold the common stock of the New Utility Companies directly or, alternatively, as direct subsidiaries of a newly formed Arizona corporation (referred to as "HoldCo") that will be a direct subsidiary of UniSource Energy (hereafter referred to as the "HoldCo Structure"). UniSource Energy has not yet determined the optimum structure for the Transaction from the standpoint of financing, rates and ongoing regulation. In the event that the HoldCo Structure is employed, UniSource Energy is requesting that the Commission's order granting UniSource Energy an exemption under Section 3(a)(1) of the Act also grant HoldCo an exemption.

     It is stated that the Transaction is subject to, among other conditions precedent, receipt by the parties of required approvals by the ACC, the FERC and this Commission, and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration or early termination of the statutory waiting period thereunder. The boards of directors of UniSource Energy and Citizens have each approved the proposed Transaction. The Transaction does not require shareholder approval by either company.

     UniSource Energy states that it intends to fund the purchase price under the Asset Purchase Agreements using a combination of several sources, including:
(1) available cash at UniSource Energy, (2) possibly the issuance of new equity by UniSource Energy, (3) a loan from TEP, and (4) debt issued by the New Utility

Companies or HoldCo (if the HoldCo Structure is utilized), which will be repaid either directly or indirectly from the cash flows of the New Utility Companies. The issuance of new debt securities by the New Utility Companies and the loan from TEP are subject to approval by the ACC.

     It is stated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately $5.6 million.

     UniSource Energy states that, following completion of the Transaction, it and HoldCo (if the HoldCo Structure is utilized) will each satisfy the objective criteria for exemption under Section 3(a)(1) of the Act.(2) Specifically, UniSource Energy and TEP are both incorporated under the laws of Arizona, and the New Utility Companies and HoldCo (if the HoldCo Structure is used) will also be incorporated under Arizona law. UniSource Energy derives a "material part" of its income from TEP, its predominant public-utility subsidiary, and it is assumed for purposes hereof that each New Utility Company will also contribute a "material part" of UniSource Energy's income. TEP's public utility operations are confined substantially to Arizona, and the public utility operations of the New Utility Companies will be confined entirely to Arizona. UniSource Energy further states that there is no basis for the Commission to conclude that the grant of an exemption to UniSource Energy and HoldCo (if the HoldCo Structure is utilized) would be "detrimental to the public interest or the interests of investors or consumers." In this regard, it is stated that TEP is and the New Utility Companies will be subject to effective state regulation by the ACC, and that the Transaction and related financing require ACC approval. Further, TEP and the New Utility Company acquiring the Electric Assets will also be subject to ongoing regulation by the FERC.

----------

     (2) Section 3(a)(1) provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

     such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.